Exhibit 99.1

Gaotu Techedu Announces Second Quarter of 2023 Unaudited Financial Results

Beijing, China, August 30, 2023 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights[1]

•
Net revenues were RMB703.1 million, increased by 30.7% from RMB537.8 million in the same period of 2022.
•
Gross billings[2] were RMB882.3 million, increased by 44.2% from RMB611.7 million in the same period of 2022.
•
Income from operations increased by 171.6% year-over-year to RMB43.3 million for the second quarter of 2023.
•
Non-GAAP income from operations increased by 601.1% year-over-year to RMB50.3 million for the second quarter of 2023.
•
Net income increased by 212.8% year-over-year to RMB56.2 million for the second quarter of 2023.
•
Non-GAAP net income was RMB63.2 million, compared with non-GAAP net income of RMB0.6 million in the same period of 2022.
•
Net operating cash inflow was RMB288.5 million, increased by 207.6% from RMB93.8 million in the same period of 2022.

Second Quarter 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended June 30,
	2022	2023	Pct. Change
Net revenues	537,799	703,094	30.7%
Gross billings	611,668	882,325	44.2%
(Loss)/income from operations	(60,493)	43,311	171.6%
Non-GAAP (loss)/income from operations	(10,039)	50,309	601.1%
Net (loss)/income	(49,809)	56,161	212.8%
Non-GAAP net income	645	63,159	9,692.1%
Net operating cash inflow	93,794	288,542	207.6%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Six Months Ended June 30, 2023 Highlights

•
Net revenues were RMB1,410.4 million, increased by 11.7% from RMB1,262.4 million in the same period of 2022.
•
Gross billings were RMB1,421.3 million, increased by 52.9% from RMB929.8 million in the same period of 2022.
•
Income from operations increased by 492.9% year-over-year to RMB138.5 million.
•
Non-GAAP income from operations was RMB165.2 million, increased by 205.7% from RMB54.0 million in the same period of 2022.
•
Net income was RMB170.0 million, compared with net income of RMB3.9 million in the same period of 2022.
•
Non-GAAP net income was RMB196.8 million, increased by 111.1% from RMB93.2 million in the same period of 2022.
•
Net operating cash inflow increased by 118.6% year-over-year to RMB72.1 million.

First Six Months 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the six months ended June 30,
	2022	2023	Pct. Change
Net revenues	1,262,414	1,410,386	11.7%
Gross billings	929,763	1,421,276	52.9%
(Loss)/income from operations	(35,240)	138,450	492.9%
Non-GAAP income from operations	54,039	165,190	205.7%
Net income	3,909	170,014	4,249.3%
Non-GAAP net income	93,188	196,754	111.1%
Net operating cash (outflow)/inflow	(387,472)	72,134	118.6%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “Guided by our “effective growth” strategy, we grew gross billings substantially on both an annual and sequential basis, while also recording our third consecutive quarter of profitability and generating a sizable positive net operating cashflow of RMB288.5 million. Thanks to ongoing improvements in our organizational and operational efficiency, we delivered a triple-digit year-over-year increase in both income from operations and net income. Backed by ample cash reserves, we have been steadily ramping up our investments in talents, continuously refining our educational content and services, and persistently improving teaching quality and learning efficiency through Artificial Intelligence technological innovation and organizational upgrades. These efforts have strengthened our competitive edge in terms of content-driven customer acquisition and teaching quality, creating a flywheel effect.

I would like to emphasize that making learning better will always be Gaotu’s unwavering mission, and we are willing to embrace all opportunities and challenges that lie ahead. Our dedication to addressing customer needs, prioritizing teaching quality and enhancing learning outcomes will remain unchanged. Our continued investment in technological innovation and organizational capability will remain unchanged. Our commitment to our original aspiration to educate will remain unchanged.”

Shannon Shen, CFO of the Company, added, “Our business achieved profitability while maintaining robust top-line growth momentum, with operating leverage from the economies of scale becoming more evident. Our net revenues increased by 30.7% year-over-year to more than RMB703.1 million, and our gross billings increased considerably by 44.2% year-over-year to RMB882.3 million. In addition, operating expenses as percentage of revenue decreased by roughly 14 percentage points compared to the same period last year. In terms of bottom-line, net income margin improved by approximately 17 percentage points to 8.0%, marking our third consecutive quarter of positive outcomes. On the operational front, we accomplished a synchronized growth trajectory, expanding both in scale and profitability. By continuously exploring more proprietary channels to gain new customers with competitive moats, we have enhanced our autonomy over customer acquisition and improved course delivery quality and efficiency.

Our solid financial performance stands as the ultimate testament to our resilient business model, strong organizational cohesion and continuous endeavors in customer acquisition and operational efficiency. Going forward, we will continue to drive effective growth and create long-term value for our stakeholders.”

Financial Results for the Second Quarter of 2023

Net Revenues

Net revenues increased by 30.7% to RMB703.1 million from RMB537.8 million in the second quarter of 2022, which was mainly due to the large year-over-year growth of gross billings as a result of the improvement of customer acquisition efficiency.

Cost of Revenues

Cost of revenues increased by 15.3% to RMB184.4 million from RMB160.0 million in the second quarter of 2022. The increase was mainly due to the growth of labor cost of instructors and tutors to cope with the growing business volume, as well as the increase of learning materials cost, which was partially offset by the decline of share-based compensation cost.

Gross Profit and Gross Margin

Gross profit increased by 37.3% to RMB518.7 million from RMB377.8 million in the second quarter of 2022. Gross profit margin increased to 73.8% from 70.2% in the same period of 2022.

Non-GAAP gross profit increased by 31.8% to RMB522.3 million from RMB396.4 million in the same period of 2022. Non-GAAP gross profit margin increased to 74.3% from 73.7% in the same period of 2022.

Operating Expenses

Operating expenses increased by 8.5% to RMB475.4 million from RMB438.3 million in the second quarter of 2022. The increase was primarily due to the growth of labor expenses, as well as a higher expenditure on marketing and branding activities, which was partially offset by the decline of share-based compensation expenses.

•
Selling expenses increased to RMB324.1 million from RMB269.0 million in the second quarter of 2022.

•
Research and development expenses decreased to RMB98.4 million from RMB103.9 million in the second quarter of 2022.
•
General and administrative expenses decreased to RMB52.9 million from RMB65.4 million in the second quarter of 2022.

Income/(Loss) from Operations

Income from operations was RMB43.3 million, compared with loss from operations of RMB60.5 million in the second quarter of 2022.

Non-GAAP income from operations was RMB50.3 million, compared with non-GAAP loss from operations of RMB10.0 million in the second quarter of 2022.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB27.4 million, compared with a total of RMB9.8 million in the second quarter of 2022.

Other (Expense)/Income

Other expense was RMB6.2 million, compared with other income of RMB0.4 million in the second quarter of 2022.

Net Income/(Loss)

Net income was RMB56.2 million, compared with net loss of RMB49.8 million in the second quarter of 2022.

Non-GAAP net income was RMB63.2 million, compared with non-GAAP net income of RMB0.6 million in the second quarter of 2022.

Cash Flow

Net operating cash inflow in the second quarter of 2023 was RMB288.5 million, which was primarily due to the increase of gross billings.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both RMB0.21 in the second quarter of 2023.

Non-GAAP basic and diluted net income per ADS were RMB0.24 and RMB0.23, respectively, in the second quarter of 2023.

Share Outstanding

As of June 30, 2023, the Company had 174,705,405 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,742.1 million in aggregate, compared with a total of RMB3,743.8 million as of December 31, 2022.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2023 are expected to be between RMB728 million and RMB748 million, representing an increase of 20.1% to 23.4% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 30, 2023 (8:00 PM on Wednesday, August 30, 2023, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 3614057

A telephone replay will be available two hours after the conclusion of the conference call through September 6, 2023. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 9732498

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2513 to USD1.0000, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2023, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	819,911	767,702	105,871
Restricted cash	22	534	74
Short-term investments	2,923,864	2,859,384	394,327
Inventory, net	22,783	23,906	3,297
Prepaid expenses and other current assets	399,897	575,588	79,377
Amounts due from related party	-	10,660	1,470
Total current assets	4,166,477	4,237,774	584,416

Non-current assets
Operating lease right-of-use assets	83,663	86,095	11,873
Property, equipment and software, net	552,032	525,756	72,505
Land use rights, net	27,373	26,970	3,719
Long-term investments	-	114,474	15,787
Deferred tax assets	15,679	11,863	1,636
Rental deposit	9,502	9,309	1,284
Other non-current assets	21,449	19,803	2,731
TOTAL ASSETS	4,876,175	5,032,044	693,951

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB367,477 and RMB328,749 as of December 31, 2022 and June 30, 2023, respectively)	662,189	583,694	80,496
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	906,914	796,743	109,876
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB21,281 and RMB13,785 as of December 31, 2022 and June 30, 2023, respectively)	38,326	29,433	4,059
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB260 and nil as of December 31, 2022 and June 30, 2023, respectively)	1,793	6,330	873
Total current liabilities	1,609,222	1,416,200	195,304

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	52,419	125,833	17,353
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB17,457 and RMB31,711 as of December 31, 2022 and June 30, 2023, respectively)	44,198	56,034	7,727
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB74,341 and RMB73,152 as of December 31, 2022 and June 30, 2023, respectively)	74,507	73,444	10,128
TOTAL LIABILITIES	1,780,346	1,671,511	230,512

SHAREHOLDERS’ EQUITY
Ordinary shares	115	116	16
Additional paid-in capital	7,915,899	7,961,658	1,097,963
Accumulated other comprehensive loss	(64,062)	(15,132)	(2,087)
Statutory reserve	40,380	40,380	5,569
Accumulated deficit	(4,796,503)	(4,626,489)	(638,022)
TOTAL SHAREHOLDERS’ EQUITY	3,095,829	3,360,533	463,439

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,876,175	5,032,044	693,951

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	537,799	703,094	96,961	1,262,414	1,410,386	194,501
Cost of revenues	(160,004)	(184,380)	(25,427)	(372,949)	(344,362)	(47,490)
Gross profit	377,795	518,714	71,534	889,465	1,066,024	147,011
Operating expenses:
Selling expenses	(268,975)	(324,065)	(44,691)	(553,149)	(601,086)	(82,894)
Research and development expenses	(103,872)	(98,402)	(13,570)	(227,179)	(195,379)	(26,944)
General and administrative expenses	(65,441)	(52,936)	(7,300)	(144,377)	(131,109)	(18,081)
Total operating expenses	(438,288)	(475,403)	(65,561)	(924,705)	(927,574)	(127,919)
(Loss)/income from operations	(60,493)	43,311	5,973	(35,240)	138,450	19,092
Interest income	1,763	19,780	2,728	9,445	33,073	4,561
Realized gains from investments	8,074	7,658	1,056	19,733	18,382	2,535
Other income/(expense)	397	(6,153)	(849)	28,401	5,913	815
(Loss)/income before provision for income tax and share of results of equity investees	(50,259)	64,596	8,908	22,339	195,818	27,003
Income tax benefits/(expenses)	450	(4,250)	(586)	(18,430)	(21,619)	(2,981)
Share of results of equity investees	-	(4,185)	(577)	-	(4,185)	(577)
Net (loss)/income	(49,809)	56,161	7,745	3,909	170,014	23,445
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(49,809)	56,161	7,745	3,909	170,014	23,445
Net (loss)/income per ordinary share
Basic	(0.29)	0.32	0.04	0.02	0.98	0.13
Diluted	(0.29)	0.31	0.04	0.02	0.95	0.13
Net (loss)/income per ADS
Basic	(0.19)	0.21	0.03	0.02	0.65	0.09
Diluted	(0.19)	0.21	0.03	0.01	0.63	0.09
Weighted average shares used in net (loss)/income per share
Basic	172,188,243	174,603,256	174,603,256	171,866,239	173,839,911	173,839,911
Diluted	172,188,243	179,933,329	179,933,329	175,382,752	179,520,278	179,520,278

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	537,799	703,094	96,961	1,262,414	1,410,386	194,501
Less: other revenues(1)	11,829	20,634	2,846	26,416	36,356	5,014
Add: VAT and surcharges	33,857	42,406	5,848	78,307	86,950	11,991
Add: ending deferred revenue	647,867	922,576	127,229	647,867	922,576	127,229
Add: ending refund liability	42,439	57,650	7,950	42,439	57,650	7,950
Less: beginning deferred revenue	599,719	770,577	106,267	996,218	959,333	132,298
Less: beginning refund liability	38,746	52,190	7,197	78,630	60,597	8,357
Gross billings	611,668	882,325	121,678	929,763	1,421,276	196,002

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	377,795	518,714	71,534	889,465	1,066,024	147,011
Share-based compensation expenses(1) in cost of revenues	18,630	3,585	494	36,979	7,575	1,045
Non-GAAP gross profit	396,425	522,299	72,028	926,444	1,073,599	148,056

(Loss)/income from operations	(60,493)	43,311	5,973	(35,240)	138,450	19,092
Share-based compensation expenses(1)	50,454	6,998	965	89,279	26,740	3,688
Non-GAAP (loss)/income from operations	(10,039)	50,309	6,938	54,039	165,190	22,780

Net (loss)/income	(49,809)	56,161	7,745	3,909	170,014	23,445
Share-based compensation expenses(1)	50,454	6,998	965	89,279	26,740	3,688
Non-GAAP net income	645	63,159	8,710	93,188	196,754	27,133

Note (1): The tax effects of share-based compensation expenses adjustments were nil.